FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Registrant hereby reports the following:

At the Registrant's Board meeting that was convened Thursday evening, August 22, 2002, to discuss the condition of the Registrant's subsidiary, Pacific Information Systems, Inc. ("Pacinfo"), and how to implement a prior decision to sell its operations, there were harsh differences of opinion regarding the identity of the director who would conduct the negotiations and oversee the sale process. Pursuant to a resolution that was passed at the meeting, to appoint Mr. Israel Gal (the Registrant's Founder and President, and the Chairman of the Board of Directors of Pacinfo), to oversee the sale, in place of Mr. Moti Weiss (CEO of the Registrant and Director of Pacinfo), Mr. Avi Wertheim (Chairman) announced his resignation as chairman of the board and as director of the company. Mr. Werthiem indicated that his resignation was due to his opinion that Mr. Gal's visit to Pacinfo was inappropriate, and due to the decision of the board to appoint Mr. Gal to oversee the sale of Pacinfo, which he felt was damaging the future of the company. Following his announcement three directors, Mr. Moti Weiss, Ms. Ariella Zochovitzky (external director) and Mr. Aharon Dovrat, followed suit and resigned as well. The reason stated by the three directors was that the rivalry between the controlling shareholders and the differences of opinion amongst the directors, prevent the Company from functioning properly.

Mr. Moti Weiss also resigned from his position as a Director in all of the Registrant's subsidiaries, and gave advance notice of his resignation as the Registrant's CEO. Mr. Weiss stated that as Pacinfo is in a severe situation and his efforts to rectify the situation had not received the support of some of the members of the Registrant's and Pacinfo's Board, he was left with no choice but to resign.

Until the Registrant's Board of Directors elects a new Chairman, Mr. Israel Gal shall temporarily serve as Chairman.



Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ____________________
Israel Gal
President

Dated: August 23, 2002

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